Exhibit 99.1

TJGC GROUP Limited
(Incorporated in the British Virgin Islands with limited liability)
(NASDAQ Ticker: TJGC)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on August 6, 2026
(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of TJGC Group Limited (the “Company” or “MSGY”) will be held at 15:00 on August 6, 2026 (Hong Kong time and date) at Unit F, 12/F, Kaiser Estate, Phase 1, 41 Man Yue Street, Hunghom, Kowloon, Hong Kong, for the purposes of considering and, if thought fit, approving and passing the following resolutions that with effect from such date and time to be determined by the board of directors of the Company (the “Board”) which in any event shall not be later than August 31, 2026 (the “Effective Date”):

To approve as resolutions of the shareholders:

(a)	the composition of the maximum number of shares the Company is authorized to issue be changed from an unlimited number of Shares with no par value each divided into six classes of shares, comprising (i) Ordinary shares of no par value, (ii) Class A preferred shares of no par value, (iii) Class B preferred shares of no par value, (iv) Class C preferred shares of no par value, (v) Class D preferred shares of no par value, and (vi) Class E preferred shares of no par value) to an unlimited number of Shares with no par value each divided into seven classes of shares, comprising (i) Class A ordinary shares of no par value (the “Class A Ordinary Shares”), (ii) Class B ordinary shares of no par value (the “Class B Ordinary Shares”), (iii) Class A preferred shares of no par value, (iv) Class B preferred shares of no par value, (v) Class C preferred shares of no par value, (vi) Class D preferred shares of no par value, and (vii) Class E preferred shares of no par value (the “Change of Authorised Share Composition”);

(b)	the Board be hereby authorized and granted with full authority to determine the Effective Date failing which the Change of Authorised Share Composition shall not take any effect;

(c)	subject to and contemporaneously upon the Change of Authorised Share Composition taking effect, (i) 476,667 issued ordinary shares of no par value registered in the name of Wei Jinchan be re-designated as 476,667 issued Class B Ordinary Shares, credited as fully paid, with all rights, restrictions and privileges as set out in the ARM&A (as defined below); and (ii) the remaining 9,623,356 issued ordinary share of no par value registered in be re-designated as issued Class A Ordinary Shares, credited as fully paid with all rights, restrictions and privileges as set out in the ARM&A (the “Share Redesignations”); and

(d)	subject to and conditional upon shareholders’ approvals of the Change of Authorised Share Composition, the amended and restated memorandum of association and articles of association of the Company (the “ARM&A”) be approved and adopted in its entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company filed on November 11, 2025 (the “Existing M&A”);

(e)	each director be, and hereby is, authorized, approved and directed severally, for and on behalf of the Company, to execute such further documents and take such further actions as such director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of the Change of Authorised Share Composition, the Share Redesignations and related matters, including without limitation, to update the register of members of the Company, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) reflecting the Change of Authorised Share Composition and the Share Redesignations, and any and all actions already taken by such director in connection with the Change of Authorised Share Composition, the Share Redesignations and related matters (including his/her prior execution and delivery of any document by such director) be ratified, approved and confirmed and adopted in all respects; and

(f)	each director and the registered agent of the Company be hereby authorized and instructed severally to make all such filings with the Registrar of Corporate Affairs in the British Virgin Islands to implement and give effect to the matters approved herein.”

Please refer to Exhibit 3.1 hereto for the ARM&A containing the amendments to the Existing M&A, proposed to be adopted at the EGM.

The Board has fixed the close of business on July 16, 2026 (Hong Kong Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend and vote at the EGM or any adjournment thereof. Holders of record of the Company’s issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment thereof. Your vote is important. Whether or not you expect to attend the EGM, we request that you submit your proxy card or voting instructions as promptly as possible.

By Order of the Board of Directors,

TJGC Group Limited

/s/ Guo Bin
Guo Bin
Chief Executive Officer
July 23, 2026